May 31, 2024

Division of Investment Management

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Capitol Series Trust (File Nos. 333-191495; 811-22895)

Dear Sir or Madam:

Pursuant to Rule 485(a)(2) of the Securities Act of 1933, as amended, (the “1933 Act”), the Investment Company Act of 1940, as amended (the “1940 Act”), and the regulations thereunder, transmitted herewith on behalf of the Capitol Series Trust (the “Trust”) is Post-Effective Amendment No. 158 under the 1933 Act and Amendment No. 159 under the 1940 Act to the Trust’s Registration Statement on Form N-1A (“Amendment No. 158). The primary purpose of Amendment No. 158 is to add the following new series: Nightview Fund (the “Fund”), address Staff comments made to the PEA No. 142 filed with the SEC on September 26, 2023 (accession number 0001580642-23-005130), incorporate financial statements of the Predecessor Fund, and include Exchange Traded Concepts, LLC as Trading Subadvisor to the Fund pursuant to a Trading Subadvisory Agreement limited to assisting in the execution of trades.

Filed concurrently herewith is Registrant’s request for acceleration of effectiveness to June 10, 2024. At or before that time, the Trust will file another Post-Effective Amendment to its Registration Statement under Rule 485(b) of the 1933 Act to be effective not earlier than the effective date of Amendment No. 158. The purpose of the filing will be to incorporate any additional comments made by the Staff on Amendment No. 158, to update any other missing information and/or to file updated exhibits to the registration statement.

If you have any questions or would like further information, please contact me at (513) 587-3447 or Thomas Sheehan, counsel to the Trust, at (207) 553-3834.

Sincerely,

/s/ Tiffany R. Franklin

Tiffany R. Franklin

Secretary of the Trust